

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 26, 2016

Bill Belitsky, Esq.
Paul Hastings LLP
75 East 55th Street
New York, NY 10022

      Re: Eaton Vance Unit Trust – Series 3
             File Nos. 333-209291 and 811-05037

Dear Mr. Belitsky:

On February 1, 2016, you filed a registration statement on Form S-6 for Eaton Vance Unit Trust - Series 3 (the "Trust"), consisting of two underlying unit investment trusts, Eaton Vance International Dividend Fortitude Portfolio, Series 1, and Eaton Vance Sustainable Impact Portfolio, Series 1 (the "Portfolios"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Page 1 – Selection Criteria (International Dividend Fortitude Portfolio, Series 1)

1.   Does the portfolio invest only in common stocks? If so, please make that clear. If not, please specify the kinds of stocks in which the portfolio invests.

2.   Please add a policy to provide that the portfolio will invest at least 80% of net assets plus borrowings for investment purposes in dividend-paying securities. *See* Rule 35d-1(a)(2)(i) under the Investment Company Act. Please also add a corresponding policy that addresses the circumstances under which the portfolio may change the 80% policy. *See* Rule 35d-1(a)(2)(ii).

3.   The MSCI World ex-U.S. Index, as named, does not appear to exist. Please identify an existing index, describe what the index represents, and add corresponding risks. For example, will the portfolio invest in emerging markets? Also, what is the basis for the statement that "the second quintile of dividend-paying equity securities in the Index generally represents a selection of companies with sound financial management, strong business franchises, and attractive valuations, and may provide more sustainable dividends than those companies in the first quintile."?

4.   You state, "All of the stocks in the Index, and therefore the Portfolio, are of international companies listed on exchanges outside the U.S., each tied economically to the country in which their stock is listed." The portfolio's name includes the term "international." Please expressly describe how the portfolio will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See Investment Company Names*, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001).   For example, the portfolio could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the portfolio would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

5.   Please be more specific about what "market capitalization exceeding $1 billion" means (e.g., micro-cap and larger? small-cap and larger?) and add disclosure for corresponding risks associated with such capitalizations.

6.   Please clarify how the Sponsor decides which 30 stocks to purchase. The current disclosure is unclear.

7.   If the portfolio has minimum dividend yield and liquidity thresholds, please disclose that information in the prospectus.

8.   You state that "[r]epeatedly rolling over an investment in a unit investment trust will differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder," and direct the reader to "Selling Units — Rollover" for more information. That section, however, does not disclose *how* repeatedly rolling over differs from long-term investments in other investment products. Please revise to add such disclosure.

9.   Please add risks for overseas investments and, if applicable, risks for emerging markets.

Page 5 – Selection Criteria (Sustainable Impact Portfolio, Series 1)

10.   Please add disclosure that defines "sustainability and impact practices" and "macro-level environmental, social, and governance (ESG) factors."

11.   You state, "From the resulting group of stocks, the equity team focused on identifying companies it considers to have demonstrated a commitment to their sustainability and impact practices based on analysis of a broad range of macro-level environmental, social and governance (ESG) factors. The equity team emphasized companies that have demonstrated a commitment to their sustainability and impact practices, also taking into consideration key ESG issues that may be particularly relevant to a company's industry." Please explain the difference between the two sentences.

Page 12 – The Trust

12.   You state that investors "may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because a Portfolio will pay the associated brokerage or acquisition fees." Please explain what dilution is.

Page 13 – Investment Risks

13.   In "Dividend Payment Risk," you state that "it may be necessary for the Portfolio to sell Securities to cover such expenses, redemptions or other costs." Please explain how the Trustee decides which securities to sell.

14.   In "Foreign Stocks," you state that the "purchase and sale of the foreign securities may occur in foreign securities markets." Please explain why the term "may" is appropriate given that the "Selection Criteria" section on page 1 states that the International Dividend Fortitude Portfolio invests only in stocks of "international companies listed on exchanges outside the U.S."

Page 14 – Investment Risks cont'd

15.   Certain countries are listed in the "Investment Risk" section but are not referred to in the "Selection Criteria" section on page 1 for the International Dividend Fortitude Portfolio. Is this an exhaustive list of countries in which the portfolio may invest? If not, please supplement the disclosure accordingly.

Pages 15-17 – Investment Risks cont'd

16.   Please confirm that the sector risks described in this section apply to the International Dividend Fortitude Portfolio. Also, is this an exhaustive list of the sectors in which the portfolio(s) may invest? If not, please supplement the disclosure accordingly.

Page 17 – Investment Risks cont'd

17.   There is no previous mention of concentration. If a portfolio concentrates in an industry or group of industries, please disclose the strategy in the Investment Summary, as well as the risks of concentrating in an industry or group of industries.

Page 22 – Rollover

18.   You state that the Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date and does "not anticipate that the sale period will be longer than one day." Please tell the staff what happens if the sale is longer than one day. Could the securities possibly never be sold?

Page 33 – Contents of Registration Statement

19.   Please add an undertaking to file reports. *See* Instruction 3.3 of Form S-6.

General Comments

20.   In your response letter, please provide a status update regarding any exemptive application you have filed with the staff.

21.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendment.

22.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

23.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,
/s/ Lisa N. Larkin
Senior Counsel